Exhibit 99.2

Sun Life Financial Inc.
Form of Shareholder Proxy for the May 8, 2013 Annual Meeting

Shareholder Account Number:

See reverse side for instructions

for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints James H. Sutcliffe, Chairman of the Board, or failing him, William D. Anderson, Chairman of the Audit & Conduct Review Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing,                                               as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on May 8, 2013 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided above.

Information on the following can be found in the Management Information Circular dated March 18, 2013.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. Election of Directors	01 William D. Anderson	☐ For ☐ Withhold	07 Krystyna T. Hoeg	☐ For ☐ Withhold
	02 Richard H. Booth	☐ For ☐ Withhold	08 Idalene F. Kesner	☐ For ☐ Withhold
	03 John H. Clappison	☐ For ☐ Withhold	09 Réal Raymond	☐ For ☐ Withhold
	04 Dean A. Connor	☐ For ☐ Withhold	10 Hugh D. Segal, CM	☐ For ☐ Withhold
	05 David A. Ganong, CM	☐ For ☐ Withhold	11 Barbara G. Stymiest	☐ For ☐ Withhold
	06 Martin J. G. Glynn	☐ For ☐ Withhold	12 James H. Sutcliffe	☐ For ☐ Withhold

2. Appointment of Deloitte LLP as Auditor ...............................................................................				☐ For ☐ Withhold

3. Non-Binding Advisory Vote on Executive Compensation ..................................................				☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

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Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 8, 2013, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 6, 2013 or, in the case of an adjournment of the meeting, 5:00 pm (Toronto time) two business days before the meeting is reconvened.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 18, 2013.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax both pages to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Email:	Mark, sign, date, scan and email both pages to proxy@canstockta.com.

THIS IS THE END OF THE PROXY FORM FOR THE 2013 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements

The Insurance Companies Act (Canada) provides that you may decline to receive annual financial statements by providing written instructions. Please indicate if you do not wish to receive future annual financial statements. If you do not provide instructions, the annual financial statements will be mailed to you. You may change your instructions at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 700, Station B, Montreal, Quebec, Canada H3B 3K3.

☐ I do not wish to receive annual financial statements.
Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

If you have questions regarding this proxy, please refer to page 6 of the Management Information Circular for contact information.

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